UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

MOBILICOM LIMITED

Commission File Number 001-41427

(Translation of registrant’s name into English)

1 Rakefet Street

Shoham, Israel 6083705

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Attached hereto and incorporated herein is the registrant’s press release issued on March 19, 2026, titled “Mobilicom’s Drone and Robotics Solutions Included in FCC’s First Batch of Trusted Drones as Determined by U.S. Department of War.”

The first four paragraphs of the press release attached hereto as Exhibit 99.1 are hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File No. 333-284265 and 333-289762) and Form F-3 (File No. 333-274929), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Press release titled: “Mobilicom’s Drone and Robotics Solutions Included in FCC’s First Batch of Trusted Drones as Determined by U.S. Department of War”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILICOM LIMITED

Date: March 19, 2026	By:	/s/ Oren Elkayam
		Name:	Oren Elkayam
		Title:	Chairman

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